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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  EASCO, INC.
                                (Name Of Issuer)

                                  EASCO, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   27033E103
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                 TERRY D. SMITH
                                  EASCO, INC.
                             706 SOUTH STATE STREET
                               GIRARD, OHIO 44420
                                 (330) 545-4311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications on
                   Behalf of the Person(s) Filing Statement)

                             ---------------------

                                    Copy to:

                             DAWN D. SCHILLER, ESQ.
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-7610
                             ---------------------

                                 JULY 22, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                             ---------------------

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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
                 $12,000,000                                      $2,400
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

 * For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,000,000 shares of Common Stock, par value $.01 per share, of Easco, Inc. at $12.00 per share.

** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable.  Filing party:  Not applicable.
Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.

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     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule
13E-4") relates to the offer by Easco, Inc., a Delaware corporation (the "Company" or the "Issuer"), to purchase up to 1,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $.01 per share, at prices not in excess of $12.00 nor less than $9.00 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities and Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 13E-4 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Easco, Inc., a Delaware corporation, and the address of its principal executive office is 706 South State Street, Girard, Ohio 44420.

     (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, par value $.01 per share (the "Shares"), and the Offer is for up to 1,000,000 Shares (or such lesser number of Shares as are properly tendered) at prices not in excess of $12.00 nor less than $9.00 per Share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. The information set forth in the "Introduction" to the Offer to Purchase and in Sections 1 and 10 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in the "Introduction" to the Offer to Purchase and in Section 7 of the Offer to Purchase is incorporated herein by reference.

     (d) This statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the "Introduction" to the Offer to Purchase and in Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in the "Introduction" to the Offer to Purchase and in Section 2 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 6 PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)    Offer to Purchase.
    (a)(2)    Letter of Transmittal.
    (a)(3)    Notice of Guaranteed Delivery.
    (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
    (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
    (a)(6) Letter to stockholders from Norman E. Wells, Jr., President and Chief Executive Officer of the Company, dated July 22,
              1998.
    (a)(7)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
    (a)(8)    Summary Advertisement dated July 22, 1998.
    (a)(9)    Press Release dated July 21, 1998.
    (b) Credit Agreement dated March 18, 1994, as amended, by and among the Company and certain Banks (as defined therein), including Bank of America (formerly Continental Bank) in its capacity as a Bank and as agent for the Banks (incorporated herein by reference to Exhibit 4.3 to the Company's
              Registration Statement on Form S-1 dated February 15, 1995, as amended by Amendment No. 1 thereto filed March 22, 1995,
              Amendment No. 2 filed March 28, 1995 and Amendment No. 3 filed April 12, 1995 (Registration Number 33-89556) and
              Exhibit 4.3 to the Company's Form 10-K for the fiscal year ended December 31, 1996 filed March 31, 1997).
    (c)       Not applicable.
    (d)       Not applicable.
    (e)       Not applicable.
    (f)       Not applicable.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 1998                      EASCO, INC.

                                          By: /s/ NORMAN E. WELLS, JR.
                                            ------------------------------------
                                            Name: Norman E. Wells, Jr.
                                            Title:President and Chief Executive
                                                  Officer

                                        4
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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
(a)(1)     Offer to Purchase.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
(a)(6)     Letter to stockholders from Norman E. Wells, Jr., President and Chief Executive Officer of the Company, dated July 22,
           1998.
(a)(7)     Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(8)     Summary Advertisement dated July 22, 1998.
(a)(9)     Press Release dated July 21, 1998.
(b)        Credit Agreement dated March 18, 1994, as amended, by and
           among the Company and certain Banks (as defined therein),
           including Bank of America (formerly Continental Bank) in its capacity as a Bank and as agent for the Banks (incorporated herein by reference to Exhibit 4.3 to the Company's
           Registration Statement on Form S-1 dated February 15, 1995, as amended by Amendment No. 1 thereto filed March 22, 1995,
           Amendment No. 2 filed March 28, 1995 and Amendment No. 3
           filed April 12, 1995 (Registration Number 33-89556) and
           Exhibit 4.3 to the Company's Form 10-K for the fiscal year ended December 31, 1996 filed March 31, 1997).
(c)        Not applicable.
(d)        Not applicable.
(e)        Not applicable.
(f)        Not applicable.